12012779

CM

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington DC

SEC FILE NUMBER
8- 43882

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GBM International, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 Post Oak Blvd., Suite 1110
(No. and Street)

Houston	Texas	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Nunn (281) 745-9100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Easley, Endres, Parkhill & Brackendorff, P.C.
(Name – *if individual, state last, first, middle name*)

1333 W. Loop South, Suite 1400	Houston	Texas	77027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Richard Nunn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GBM International, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMANDA SHERANKO
Notary Public, State of Texas
My Commission Expires
December 08, 2015

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GBM INTERNATIONAL, INC.
(A WHOLLY-OWNED SUBSIDIARY OF PORTFOLIO INVESTMENTS, INC.)

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2011

CONTENTS

EEPB 25th Year P.C.
CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT

February 17, 2012

Board of Directors
GBM INTERNATIONAL, INC. (A WHOLLY-OWNED SUBSIDIARY OF PORTFOLIO INVESTMENTS, INC., WHICH IS WHOLLY-OWNED BY CORPORATIVO GBM SA.B. DE C.V.)

We have audited the accompanying statement of financial condition of GBM International, Inc. as of December 31, 2011, and the related statement of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GBM INTERNATIONAL, INC. at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

EEPB, P.C.

Houston, Texas

1333 W Loop South, Suite 1400 | Houston, TX 77027 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com

GBM INTERNATIONAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	56,254
Deposits held by clearing brokers, restricted		101,383
Accounts receivable		2,521
Receivable from nonaffiliated brokers and dealers		1,158,650
Receivable from employees		3,040
Accrued income tax receivable from affiliate		101,992
Other assets		35,898
Securities owned - marketable, at market value		7,353
TOTAL CURRENT ASSETS		1,467,091
Property and equipment, net		30,317
Deferred income taxes, net		5,811
TOTAL NON-CURRENT ASSETS		36,128
TOTAL ASSETS	$	1,503,219

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$	102,386
Payable to affiliates		260,852
TOTAL CURRENT LIABILITIES		363,238
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common stock, no par value; 1,000 shares authorized; 725 shares issued and outstanding		-
Additional paid in capital		7,495,035
Retained earnings (deficit)		(6,355,054)
TOTAL STOCKHOLDER'S EQUITY		1,139,981
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,503,219

The accompanying notes are an integral part of these financial statements.

GBM INTERNATIONAL, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUE	
Net dealer inventory and investment gain	$ 1,412,241
Commissions	2,836,796
Interest and dividends	14,291
Other	67,101
TOTAL REVENUE	4,330,429
EXPENSES	
Employee compensation and benefits	1,417,718
Clearing, execution and commission fees	1,581,870
Research and terminal usage fees	786,865
General and administrative	465,729
Professional fees	262,758
Interest expense	35,935
Depreciation expense	8,850
TOTAL EXPENSES	4,559,725
LOSS BEFORE INCOME TAXES	(229,296)
BENEFIT FOR INCOME TAXES	73,404
NET LOSS	$ (155,892)

The accompanying notes are an integral part of these financial statements.

GBM INTERNATIONAL, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCE AT DECEMBER 31, 2010	725	$ -	$ 7,495,035	$ (6,199,162)	$ 1,295,873
Net loss	-	-	-	(155,892)	(155,892)
BALANCE AT DECEMBER 31, 2011	725	$ -	$ 7,495,035	$ (6,355,054)	$ 1,139,981

The accompanying notes are an integral part of these financial statements.

GBM INTERNATIONAL, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (155,892)
Adjustments to reconcile net loss to cash provided by operating activities:	
Unrealized gain on securities owned - marketable	(234)
Depreciation	8,850
Deferred income taxes	(1,668)
Changes in operating assets and liabilities	
Accounts receivable	225
Receivable from nonaffiliated brokers and dealers	(32,598)
Receivable from employees	6,760
Accrued income tax receivable from affiliate	(101,992)
Other assets	(14,205)
Accounts payable and accrued liabilities	56,464
Payable to related parties	222,209
Accrued income taxes payable to affiliate	(41,462)
NET CASH USED IN OPERATING ACTIVITIES	(53,543)
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	-
NET DECREASE IN CASH AND CASH EQUIVALENTS	(53,543)
CASH AND CASH EQUIVALENTS, beginning of year	109,797
CASH AND CASH EQUIVALENTS, end of year	$ 56,254
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Interest paid	$ 35,935

The accompanying notes are an integral part of these financial statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

GBM INTERNATIONAL, INC. ("International" or the "Company") was incorporated for the purpose of serving as an introducing broker-dealer to its customers and conduct certain investment banking activities. International is a wholly-owned subsidiary of Portfolio Investments, Inc. ("PI"), which is a wholly-owned subsidiary Corporativo GBM S.A.B. de C.V. ("GBM Mexico"). International is registered with the Securities and Exchange Commission as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). International is also registered with the Commodity Futures Trading Commission as an introducing broker and is a member of the National Futures Association. International executes securities trades for customers as a principal and agent, futures trades as agent, and securities trading for its own account. All customer securities and futures transactions are cleared on a fully disclosed basis through unaffiliated broker-dealers. Accordingly, International does not carry customer accounts and does not receive, deliver or hold cash or securities in connection with such transactions.

Cash and cash equivalents

For the purposes of the statement of cash flows, International considers cash and highly liquid investments with maturities of three months or less when purchased to be cash and cash equivalents.

Deposits held by clearing brokers

Under the terms of the Clearing Agreement between International and Penson Financial Services, Inc. ("Penson") (formerly Ridge Clearing & Outsourcing Solutions, Inc.), International is required to maintain a certain level of cash on deposit with Penson which amounted to $100,000 at December 31, 2011. Should Penson suffer a loss due to a failure of International's customer to complete a transaction, International is required to indemnify Penson to the extent of such loss. As of December 31, 2011, there were no amounts owed to these clearing brokers nor did International incur a loss during the year ended December 31, 2011 due to a customer's failure to complete a transaction.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Receivable from nonaffiliated brokers and dealers

Receivables from brokers, dealers, and clearing organizations may include amounts receivable for securities failed to deliver, certain deposits for securities borrowed, amounts receivable from clearing organizations relating to open transactions, good-faith and margin deposits, and commissions receivable.

Securities transactions

Securities owned and securities sold, not yet purchased are valued at market value. Unrealized gain or loss from marking securities owned and securities sold, not yet purchased to market value is included in income under the caption net dealer inventory and investment gain.

Securities transactions and related income and expense are recorded on the trade date. Realized gains and losses from sales of securities and derivatives are computed using the first-in, first-out method. Substantially all of the net dealer inventory and investment gain relate to security positions in companies domiciled in Mexico and South America.

Property and equipment

Property and equipment is stated at cost, less accumulated depreciation. Depreciation is provided using accelerated methods over estimated useful lives of the related assets ranging from 5-7 years. Leasehold improvements are depreciated over the remaining useful life of the lease. Maintenance and repairs are charged to operations as incurred.

Income taxes

International's revenue and expenses are included in the consolidated Federal income tax return filed by PI. International's tax calculations are made as if International prepared a separate income tax return. Additionally, International may record a tax benefit, if such benefit can be utilized by PI in its consolidated return. International is also subject to certain state income taxes.

International uses the liability method of accounting for income taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in International's financial statements or would have been recognized in PI's consolidated tax return.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates. International provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are not likely to be realized.

International's deferred tax asset represents the tax effects of taxable temporary differences in the book and tax reporting. The taxable temporary differences consist of unrealized gains (losses) on securities, depreciation methods and lives, deferred rent and rent incentive.

Beginning January 1, 2007, International became subject to the Texas Gross Margin Tax. The Texas Gross Margin Tax generally is calculated as one percent of gross margin, as defined, and was $2,680 for the year ended December 31, 2011.

Foreign currency transactions

As an agent, in the normal course of business, International enters into securities transactions which are denominated in foreign currencies, primarily the Mexican peso. Realized and unrealized foreign currency gains and losses on such transactions are recorded in the period and are included in the caption net dealer inventory and investment gain. There was no net realized and unrealized foreign currency losses recorded in 2011. For the purposes of reporting cash flows, International has determined that the effect of exchange rate changes on foreign currency transactions is immaterial.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of support and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties

Securities owned and securities sold, not yet purchased which are recorded at fair value have exposure to market risk, including the volatility of securities markets. Significant changes in the prices of securities owned could have a significant impact on International's results of operations for any particular year.

NOTE 2: TRANSACTIONS WITH AFFILIATES AND RELATED PARTIES

Occasionally, International enters into securities transactions in Mexico which are cleared by GBM Mexico, an affiliated securities dealer domiciled in and regulated by the government of Mexico. However, there were no such transactions entered into during 2011. Additionally, International executes orders, either as principal or agent, on behalf of GBM Mexico. Commission and dealer income earned from GBM Mexico during the year ended December 31, 2011 was $541,919. Commissions receivable from GBM Mexico at December 31, 2011 were $17,080. GBM Mexico also charges International for overhead costs. $32,000 was payable to GBM Mexico for these overhead costs at December 31, 2011.

During the year ended December 31, 2011, International paid for research, accounting and administrative services to GBM Mexico of $384,000, under the terms of research and administrative services agreements.

During 2009, International entered into an agreement with GBM Brazil, an affiliated securities dealer domiciled in and regulated by the government of Brazil, for International to pay a portion of revenue earned from referrals from GBM Brazil. Commissions earned by GBM Brazil during the year ended December 31, 2011 was $35,152. Commission's payable to GBM Brazil as of December 31, 2011 was $35,152.

During the year International entered into a research agreement with GBM Brazil. $140,000 was payable to GBM Brazil for research costs at December 31, 2011. International incurred $240,000 during 2011, in research expense under the terms of the agreement.

Furthermore, International from time to time may enter into transactions with affiliates in the normal course of business which are recorded within receivable from or payable to affiliates. As of December 31, 2011, there was $243,651 payable to affiliates, the majority of which arose as result of tax consequences of being a subsidiary of a consolidated group that files a consolidated federal income tax return.

From time to time advances are made to employees by International. At December 31, 2011, a total of $3,040 of employee receivables remained outstanding.

NOTE 3: NET CAPITAL REQUIREMENTS

International is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 (including subordinated indebtedness) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. International is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17). At December 31, 2011,

NOTE 3: NET CAPITAL REQUIREMENTS *(Continued)*

International had net capital, as defined, of $945,814, which was $845,814 in excess of the required minimum net capital of $100,000. International's ratio of aggregate indebtedness was 0.38 to 1.0 at December 31, 2011. International is currently in compliance with these requirements.

International is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii), as described in Supplemental Schedule II.

NOTE 4: FAIR VALUE OF INVESTMENTS

The Company adopted FASB Accounting Standards Codification Topic 820-10, "Fair Value Measurements", effective January 1, 2008 for all financial assets and liabilities. ASC 820-10 provides standards and disclosures for assets and liabilities that are measured and reported at fair value. As defined in ASC 820-10, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). ASC 820-10 requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. The statement requires fair value measurements be classified and disclosed in one of the following categories:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Measured based upon inputs that are observable, either directly or indirectly, for the asset or liability other than quoted market prices included in Level 1. These inputs include: a) quoted prices for similar asset or liabilities in active markets b) quoted prices for identical or similar assets or liabilities in markets that are not active c) inputs other than quoted market prices that are observable and d) inputs that are derived primarily from or corroborated by observable market data by correlation or other means.

Level 3: Measured based on unobservable inputs for the asset or liability for which there is little, if any, market activity for the asset or liability at the measurement date. This input includes management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include management's own data.

NOTE 4: FAIR VALUE OF INVESTMENTS *(Continued)*

As required by ASC 820-10, financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. International's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011.

U.S. Securities: Valued at the closing price reported on the active market on which the individual securities are traded.

The following table summarizes the valuation of International's financial instruments by ASC 820-10 pricing levels as of December 31, 2011:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level2)	Unobservable Inputs (Level 3)	Fair Value at December 31, 2011
U.S. Securities:				
Corporate Stock	$ 7,353	$ -	$ -	$ 7,353
Total	$ 7,353	$ -	$ -	$ 7,353

NOTE 5: PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following at December 31, 2011:

	Estimated Useful Life	
Office Equipment	5 Years	$ 52,360
Vehicles	5 Years	20,441
Leasehold Improvements	Lease term	85,813
Subtotal:		158,614
Less: Accumulated Depreciation		(128,297)
Property and Equipment, net		$ 30,317

NOTE 6: INCOME TAXES

As of December 31, 2011, the Company's provision (benefit) for income taxes was as follows:

Federal Provision (Benefit)		
Current	$	(74,416)
Deferred		(1,668)
		(76,084)
State Provision		
Current		2,680
Total Provision (Benefit) for Income Taxes	$	(73,404)

Deferred income taxes reflect the net effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax reporting purposes. The temporary differences consist of depreciation methods and lives, adjustment for audit fees, and a net operating loss carry forward. The net operating loss carry forward at December 31, 2011 is $218,871 and begins expiring in 2031.

On January 1, 2009, the Company adopted FASB ASC 740-10-25 which clarifies the accounting for uncertainty in income taxes recognized in the Company's financial statements in accordance with FASB ASC 740-10 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASB ASC 740-10-25 also provides guidance on derecognition and measurement of a tax position taken or expected to be taken in a tax return. The adoption of FASB ASC 740-10-25 did not have a material effect on the Company.

The Company did not have unrecognized tax benefits as of December 31, 2011 and does not expect this to change significantly over the next twelve months. In connection with the adoption of FASB ASC 740-10-25, the Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of December 31, 2011, the Company has not accrued interest or penalties related to uncertain tax positions. The Company's U.S. federal and state income tax returns are open to audit under the statute of limitations for the years ending December 31, 2008 through 2010. The 2008 U.S. federal return examination by the Internal Revenue Service was completed during the year.

NOTE 7: COMMITMENTS AND CONTINGENCIES

Operating Lease

International leases its office facility under a non-cancelable operating lease which expires on August 31, 2015. Future minimum lease payments for this lease at December 31, 2011 are as follows:

Year Ending December 31,	
2012	52,811
2013	54,264
2014	55,718
2015	37,791
	$ 200,584

Rent expense for the year ended December 31, 2011 was $75,377.

Security Transactions

In the normal course of business, International enters into securities short-sale transactions for its own account and for its clients as an agent. Since the securities subject to such transactions are not in International's possession, International is subject to risk of loss if it must acquire the securities on the open market at a price which exceeds the contract amount of the transaction. At December 31, 2011, International does not expect nonperformance by customers or counterparties.

International executes securities and futures transactions on behalf of its customers. If either the customer or the counterparty fails to perform, International may be required to discharge the obligation of the nonperforming party. In such circumstances, International may sustain a loss if the market value of the security or futures contract is different from the contract value of the transaction. International does not expect nonperformance by customers or counterparties.

International clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between International and the clearing brokers, the clearing brokers have the right to charge International for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge International has no maximum amount and applies to all trades executed through the clearing broker, International believes there is no maximum amount assignable to this right. As of December 31, 2011, International has no recorded liabilities with regard to the right. During 2011, International did not pay the

NOTE 7: COMMITMENTS AND CONTINGENCIES (*Continued*)

clearing brokers any amounts related to these guarantees. International's policy is to monitor its market exposure, customer risk, and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-market securities and any related collateral as well as requiring adjustments of collateral levels as necessary. In addition, International has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Other

During the normal course of business, International enters into contracts that contain a variety of representation and warranties and which provide general indemnifications. International's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against International that have not yet occurred. However, based on experience, International expects the risk of loss to be remote.

NOTE 8: TRADING GAINS AND LOSSES

The portion of trading gains and losses for the period related to trading securities still held for the year ended December 31, 2011 is calculated as follows:

Net gains and losses recognized during the period on trading securities	$ 234
Less: Net gains and losses recognized during the period on trading securities sold during the period	-
Unrealized gains and losses recognized during the reporting period on trading securities still held at year end	$ 234

NOTE 9: CONCENTRATIONS

A portion of International's trading activities, as an agent, involve securities of companies domiciled in Mexico and South America. Consequently, the ability of International to maintain appropriate levels of trading activity in Mexican and South American securities and the value of such securities outstanding is impacted by economic and business conditions in Mexico and South America.

NOTE 10: SUBORDINATED LIABILITIES

International had no subordinated liabilities at any time during the year ended December 31, 2011. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2011.

NOTE 11: 401(K) PLAN

The Company maintains a 401(k) plan for employees The 401(k) Plan does not require a mandatory employer contribution but does provide for a discretionary employer contribution. Employer contributions were $25,153 for the year ended December 31, 2011.

NOTE 12: SUBSEQUENT EVENTS

Subsequent events were evaluated through February 17, 2012 which is the date the financial statements were available to be issued, and noted no significant subsequent events.

SUPPLEMENTAL INFORMATION

EEPB 25th Year P.C.
CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

February 17, 2012

Board of Directors
GBM INTERNATIONAL, INC.
Houston, Texas

We have audited the accompanying financial statements of GBM INTERNATIONAL, INC. as of and for the year ended December 31, 2011, and have issued our report thereon dated February 17, 2012. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in page 19 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

EEPB, P.C.

Houston, Texas

1333 W Loop South, Suite 1400 | Houston, TX 77027 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com
An Independent Member of DFK International

GBM INTERNATIONAL, INC.

SUPPLEMENTAL SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2011

Net capital:	
Total stockholder's equity	$ 1,139,981
Reductions and charges:	
Nonallowable assets:	
Property and equipment, net	30,317
Accounts receivable	3
Receivable from affiliates and employees	13,870
Other assets	148,267
Total nonallowable assets and charges, net	192,457
Net capital before haircuts on security positions	947,524
Haircuts on security positions	(1,710)
Net capital	$ 945,814
Aggregate indebtedness	$ 363,239
Percent of aggregate indebtedness to net capital	38%
Computation of basic net capital requirement	
Minimum net capital requirement (greater of 6 2/3% of aggregate indebtedness or $100,000)	$ 100,000
Excess net capital	$ 845,814

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There is no differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by GBM International, Inc. and included in the Company's unaudited Part II A Focus report filing as of December 31, 2011.

STATEMENT OF OMITTED SUPPLEMENTAL DATA

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because GBM International, Inc. is exempt from the requirements of Rule 15c3-3 under condition (k)(2)(ii). The conditions of the exemption were being complied with as of December 31, 2007 and no facts came to our attention to indicate that the exemption had not been complied with during the fiscal year ended December 31, 2011.

EEPB 25th Year P.C.
CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT OF INTERNAL CONTROLS

February 17, 2012

Board of Directors
GBM INTERNATIONAL, INC.
Houston, Texas

In planning and performing our audit of the financial statements and supplemental schedules of GBM INTERNATIONAL, INC. ("International") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of International's internal control. Accordingly, we do not express an opinion on the effectiveness of International's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by International including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because International does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by International in any of the following:

1. Making the quarterly securities examinations, accounts, verifications, and comparisons and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

The management of International is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether

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that assets for which International has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that International's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

EEPB, P.C.

EEPB 25th Year P.C.
CPAs & BUSINESS ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

February 17, 2012

Board of Directors
GBM INTERNATIONAL, INC. (A WHOLLY-OWNED SUBSIDIARY OF PORTFOLIO INVESTMENTS, INC., WHICH IS WHOLLY-OWNED BY CORPORATIVO GBM S.A.B. DE C.V.)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by GBM INTERNATIONAL, INC. ("the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for The Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements record entries and check copies noting no differences;
2. Reconciled the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7T for the year ended December 31, 2011 noting no differences.
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EEPB, P.C.

Houston, Texas

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

043882 FINRA DEC
GBM INTERNATIONAL INC 21*21
2700 POST OAK BLVD STE 1110
HOUSTON TX 77056-5719

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jose Macouzet (281) 745-9100

2. A. General Assessment (item 2e from page 2) $ 6,518

B. Less payment made with SIPC-6 filed (exclude interest) (3,247)

7-26-11
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) $3,271

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,271

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,271

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GBM International, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the _____ day of _____________, 20____.

Designated Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1, 20 11 and ending 12/31, 2011

Item No.	Eliminate cents
a. Total reven ie (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,330,428
b. Additions:	
(1) Tot l revenues from the securities business of subsidiaries (except foreign subsidiaries) and pre ecessors not included above.	
(2) Net oss from principal transactions in securities in trading accounts.	
(3) Net oss from principal transactions in commodities in trading accounts.	
(4) Inte est and dividend expense deducted in determining item 2a.	
(5) Net oss from management of or participation in the underwriting or distribution of securities.	
(6) Exp nses other than advertising, printing, registration fees and legal fees deducted in determining net pro it from management of or participation in underwriting or distribution of securities.	
(7) Net oss from securities in investment accounts.	
Total additions	
?c. Deductions:	
(1) Rev nues from the distribution of shares of a registered open end investment company or unit inv stment trust, from the sale of variable annuities, from the business of insurance, from investment adv sory services rendered to registered investment companies or insurance company separate acc unts, and from transactions in security futures products.	3
(2) Rev nues from commodity transactions.	126,992
(3) Cor missions, floor brokerage and clearance paid to other SIPC members in connection with sec irities transactions.	1,581,870
(4) Rei ibursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100 % of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less fror issuance date.	
(7) Dire t expenses of printing advertising and legal fees incurred in connection with other revenue rel ted to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Oth r revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(eductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 14,291	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	14,291
Total deductions	1,723,156
2d. SIPC Net Operating Revenues	$ 2,607,272
2e. General Assessment @ .0025	$ 6,518

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